Exhibit 99.1

Claude Resources Inc. Sets New Gold Production Record in 2014 and Provides Guidance for 2015

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Highlights:

•	Record annual gold production of 62,984 ounces, a 44% increase from 2013
•	Annual mill head grade of 7.32 grams per tonne, a 43% increase from 2013
•	Santoy Gap development completed ahead of schedule and long-hole mining initiated in Q3 2014
•	Year-end cash and cash equivalents position of approximately $11.2 million
•	Total debt reduction of $10.6 million during 2014
•	2015 gold production guidance of 60,000 to 65,000 ounces

SASKATOON, Jan. 8, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported record annual gold production of 62,984 ounces for 2014, an increase of 44% year over year. In 2014, the Seabee Gold Operation milled 279,597 tonnes at a grade of 7.32 grams per tonne with an average mill recovery of 95.7 percent. The 44% increase in gold production was driven by a 43% increase in grade as mill throughput remained consistent. Gold sales grew 40% in 2014 to approximately 62,700 ounces at an average gold price of approximately CDN $1,395 per ounce.

During the fourth quarter, the Company milled 60,551 tonnes at a grade of 6.50 grams per tonne for total gold production of 12,284 ounces. While fourth quarter 2014 gold production was down slightly from the comparable period in 2013, gold sales for the same period were up 26% to approximately 16,600 ounces at an average price of CDN $1,367 per ounce.

Brian Skanderbeg, President and CEO, stated, "Our success in 2014 is the result of discovering two new ore bodies and developing strategies to grow production and more importantly margins. Our record breaking performance is a reflection of the successful implementation of the Alimak long-hole mining method at the L62 deposit and the ramp up of mining at Santoy Gap ahead of schedule.  These strategies allowed us to displace lower grade Santoy 8 ore, increase head grades and improve margins. While we set new records in production, we also established new records in safety performance, a testament to the quality of our workforce. Our success in 2014 has materially improved the Company's liquidity, driving debt reduction of $10.6 million and an increased cash position of $11.2 million."

"2014 was a pivotal year for Claude. The Company successfully underwent management and board changes, managed a challenging gold price environment and was able to deliver the best operating performance in its history."

Seabee Gold Operation Production Highlights	Q4 2014	Q4 2013	Change	2014	2013	Change

Tonnes milled	60,551	74,458	(19%)	279,597	280,054	-
Head grade (grams per tonne)	6.50	5.61	16%	7.32	5.11	43%
Recovery (%)	96.4	95.8	1%	95.7	95.3	-
Gold produced (ounces)	12,284	12,789	(4%)	62,984	43,850	44%
Gold poured (ounces)	13,202	13,283	(1%)	62,697	44,991	39%
Gold sold (ounces)	16,600	13,209	26%	62,700	44,823	40%

2015 Outlook
At the Seabee Gold Operation in 2015, the Company plans to produce between 60,000 and 65,000 ounces of gold. Production will be sourced primarily from the Santoy Gap and L62 deposits. The majority of tonnes and ounces in the 2015 business plan are expected to come from the Santoy Gap deposit as it ramps up to 500 tonnes per day. Operating costs in 2015 are expected to be slightly lower than 2014 with unit cash costs to range from CDN $750 to $810 per ounce and all in sustaining costs to range from CDN $1,175 to $1,275 per ounce.

"Our outlook for 2015 demonstrates our focus on cost containment, improving margins and sustaining a production profile of over 60,000 ounces per year," added Skanderbeg. "We begin 2015 in a strong financial position and with a business plan that will generate profit at and below current gold prices."

Further operating and financial results will be announced in March of 2015.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505, or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 07:45e 08-JAN-15